Exhibit 99.1
FOR IMMEDIATE RELEASE
YINGLI GREEN ENERGY REPORTS SECOND QUARTER 2007
FINANCIAL RESULTS
BAODING, China — August 15, 2007 — Yingli Green Energy Holding Company Limited (NYSE:YGE) (“Yingli Green Energy” or the “Company”), a leading vertically integrated photovoltaic (“PV”) product manufacturer in China, today announced its unaudited financial results for the second quarter of 2007 ended June 30, 2007.
Second Quarter 2007 Highlights
•	Total net revenues increased 165.8% year-over-year and 110.3% sequentially to RMB901.1 million (US$118.4 million).

•	Gross profit increased 69.3% year-over-year and 128.5% sequentially to RMB204.8 million (US$26.9 million).

•	Net income increased significantly to RMB71.6 million (US$9.4 million) from RMB8.3 million in the first quarter of 2007.

•	Fully diluted earnings per share and per ADS increased to RMB0.46 (US$0.06), from a fully diluted loss per share of RMB0.36 in the first quarter of 2007.

•	PV modules shipped increased to 31.1 MW from 14.6 MW in the first quarter of 2007 and 11.3 MW in the second quarter of 2006.
Commenting on the results, Mr. Liansheng Miao, Yingli Green Energy’s Chairman and Chief Executive Officer, said, “We are very pleased to announce our first quarterly earnings results as a public company. We had a strong second quarter, the highlight of which was our successful initial public offering on the New York Stock Exchange in June 2007. Revenue for the quarter more than doubled compared to the first quarter of 2007, and we posted improvements in gross margin and net income. We shipped 31.1 MW of PV modules during the quarter, which was mainly driven by the increasing recognition of our brand and product quality. In addition to strengthening our market share in existing markets, we continued to expand our market penetration into emerging markets such as Spain, which is one of the fastest growing markets, as well as Italy, Portugal, Greece and North America.”
“In order to meet the growing demand for our high-quality products, we are on target to complete the second stage of our Phase III expansion plan, with a goal of reaching 400MW of total production capacity in late 2008,” Mr. Miao Commented.
Second Quarter 2007 Financial Results
Net Revenues
Net revenues in the second quarter of 2007 were RMB901.1 million (US$118.4 million), which increased by 165.8% from RMB339.0 million in the second quarter of 2006 and by 110.3% from RMB428.6 million in the first quarter of 2007. The increase was largely due to a rise in total shipments of PV modules, which increased to 31.1 MW in the second quarter of 2007, compared to 11.3 MW in the second quarter of 2006 and 14.6 MW in the first quarter of 2007. The increase in total shipments was primarily a result of growing market demand and increasing sales efforts and was made possible by the launch of an additional 30 MW PV cell line in the second quarter. The average sales price (“ASP”) was US$3.76 per watt in the second quarter of 2007, which was unchanged from the first quarter of 2007 and down slightly from US$3.82 per watt for the full 2006 fiscal year. Spain, Germany and Italy continued to be the Company’s largest markets, contributing significantly to the total net revenues in the second quarter of 2007.
Gross Profit and Margin
Gross profit in the second quarter of 2007 was RMB204.8 million (US$26.9 million), which increased by 69.3% from RMB120.9 million in the second quarter of 2006 and by 128.5% from RMB89.6 million in the first quarter of 2007. Gross margin was 22.7% in the second quarter of 2007, which increased from 20.9% in the first quarter of 2007. The increase in gross margin, compared to the first quarter of 2007, was primarily due to the steady ASP and a slight decline in the cost of polysilicon raw materials from the first quarter of 2007. The gross margin in the second quarter of 2006, which was 35.7%, was high because of the significant reduction in the use of toll manufacturing arrangement following the commencement of the operation of a newly installed cell production facilities in such quarter.
Operating Expenses
Operating expenses in the second quarter of 2007 were RMB57.2 million (US$7.5 million), which increased by 560.5% from RMB8.7 million in the second quarter of 2006 and by 17.6% from RMB48.6 million in the first quarter of 2007. The increases were primarily due to increases in selling expenses and general and administrative expenses associated with the rapid growth of the business. Operating expenses in the second quarter of 2007 also included several non-cash items, including amortization of intangible assets of RMB7.4 million (US$1.0 million) that was incurred in connection with the acquisition of equity interests in the Company’s principal operating subsidiary, Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”), and RMB6.0 million (US$0.8 million) in share-based compensation expenses.
Operating Income and Margin
Operating income in the second quarter of 2007 was RMB147.6 million (US$19.4 million), which increased by 31.5% from RMB112.3 million in the second quarter of 2006 and by 260.2% from RMB41.0 million in the first quarter of 2007. Operating margin increased to 16.4% in the second quarter of 2007 from 9.6% in the first quarter of 2007, primarily due to the increased scale of business, more effective management of expenses and a slight decline in the cost of polysilicon raw materials.
Interest Expense
Interest expense was RMB20.2 million (US$2.7 million) in the second quarter of 2007, compared to RMB9.6 million in the second quarter of 2006 and RMB19.2 million in the first quarter of 2007. The increase from the first quarter of 2007 was due to an increase in the average balance of short-term borrowings in the second quarter of 2007 which were used to fund production expansion and operations. The increase from the second quarter of 2006 was due to the interest-bearing mandatory redeemable bonds and mandatory convertible bonds, which were issued in November 2006 and were repaid in June 2007, and increase in the average balance of short-term borrowings.
Income Before Minority Interest
Income before minority interest was RMB123.7 million (US$16.2 million) in the second quarter of 2007,

which increased significantly from RMB22.4 million in the first quarter of 2007. Minority interest in Tianwei Yingli held by Baoding Tianwei Baobian Electric Co., Ltd. (“Tianwei Baobian”) decreased from 37.87% to 29.89% effective on June 25, 2007, as a result of the acquisition of the additional 7.98% equity interest in Tianwei Yingli.
Net Income
Net income was RMB71.6 million (US$9.4 million) in the second quarter of 2007, which decreased by 16.9% from RMB86.2 million in the second quarter of 2006 and increased significantly from RMB8.3 million in the first quarter of 2007. Net income in the second quarter of 2006 was that of Yingli Green Energy’s predecessor, Tianwei Yingli, which included the minority interest of Yingli Green Energy’s joint venture partner in Tianwei Yingli. Diluted earnings per share were RMB0.46 (US$0.06) in the second quarter of 2007, compared to a diluted loss per share of RMB0.36 in the first quarter of 2007.
Balance Sheet Review
As of June 30, 2007, Yingli Green Energy had RMB1,638.2 million (US$215.2 million) in cash and cash equivalents and RMB2,415.4 million (US$317.3 million) in working capital. Shareholders’ equity was RMB3,676.9 million (US$483.0 million), up from RMB68.5 million at the end of 2006, which was primarily a result of the completion of the initial public offering in June 2007. Total bank borrowings were RMB988.4 million (US$129.8 million) as of June 30, 2007.
Recent Business Highlights
Initial Public Offering
On June 13, 2007, Yingli Green Energy successfully completed its initial public offering raising proceeds of US$274.5 million, net of underwriting discount and proceeds to the selling shareholder. The Company’s ADSs are listed on the New York Stock Exchange under the trading symbol “YGE”.
Sales Contract with Control y Montages Industriales CYMI S.A.
On July 2, 2007, Yingli Green Energy announced that it entered into a sales contract with Control y Montages Industriales CYMI S.A. (“CYMI”) of Spain, under which Yingli Green Energy will supply 9.55 MW of PV modules to CYMI by the end of 2007. Yingli Green Energy’s management believes that this agreement is further evidence of the increasing recognition of the Company’s brand and product quality. Additionally, the Company’s management believes the agreement will help further solidify Yingli Green Energy’s market position in Spain, one of the most important European markets, and further expand its presence to the other southern European markets.
Long Term Supply Agreement with Wacker Chemie AG of Germany
On July 10 2007, Yingli Green Energy announced that it entered into a long term supply agreement with Wacker Chemie AG (“Wacker”) of Germany, under which Wacker will supply polysilicon to Yingli Green Energy from 2010 through 2018. The total amount supplied under this agreement will enable Yingli Green Energy to produce 400MW of PV modules over the life of this agreement. Yingli Green Energy believes this new long-term supply agreement, together with the other two existing long-term supply agreements with Wacker for scheduled deliveries of polysilicon from 2009 through 2013 and 2017, respectively, will significantly support the Company’s Phase III expansion project, which is expected to become commercially operational through 2010 incrementally.
Completion of First Stage of Phase III 500MW Manufacturing Expansion Plan
On July 23 2007, Yingli Green Energy announced the completion of the first stage of its Phase III 500MW manufacturing expansion plan. The newly finished production lines add 100MW of total production capacity for each of polysilicon ingots and wafers, PV cells and PV modules, and further strengthen the Company’s vertically integrated business model. The launch of the new production lines doubles Yingli Green Energy’s total production capacity to 200MW for each of polysilicon ingots and wafers, PV cells and PV modules. The additional capacity will help Yingli Green Energy meet growing market demand and it also provides a proven model for the successful completion of the remaining stages of the expansion plan.
Business Outlook
Based on current operating and other conditions and its current customer forecast, the Company expects its PV module shipment target for the full year of 2007 to be in the estimated range of approximately 130 MW and 135 MW and its net revenues target for the full year of 2007 to be in the estimated range of approximately US$460 million and US$480 million.
Currency Convenience Translation
The conversion of Renminbi into U.S. dollars for the second quarter of 2007 in this earnings release, made solely for the purpose of readers’ convenience, is based on noon buying rate in the City of New York for cable transfers of Renminbi as certified for customer purpose by the Federal Reserve Bank of New York as of June 29, 2007, which was RMB7.6120 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at such rate, or at any other rate. The percentages stated in this earnings release are calculated based on Renminbi.
Conference Call
Yingli Green Energy will host a conference call and live webcast to discuss the results on August 15, 2007 at 8:00 a.m., U.S. Eastern Time, which corresponds to August 15, 2007 at 8:00 p.m., Beijing/Hong Kong time.
To participate in the live call, U.S. callers should dial +1-866-271-5140 and international callers should dial +1-617-213-8893 and reference pass code 33966747. A live and archived webcast of the conference call will be available on the Investors section of Yingli Green Energy’s website at http://www.yinglisolar.com.
A replay of the conference call will be available until August 22, 2007, 12:00 p.m., U.S. Eastern Time. The dial-in number for calls placed in the U.S. is +1-888-286-8010 and +1-617-801-6888 for calls placed outside of the U.S. The pass code for the replay is 49583432.
About Yingli Green Energy
Yingli Green Energy Holding Company Limited (“Yingli Green Energy”) is one of the leading vertically integrated photovoltaic (“PV”) product manufacturers in China. Through the Company’s principal operating subsidiary in China, Baoding Tianwei Yingli New Energy Resources Co., Ltd., Yingli Green Energy designs, manufactures and sells PV modules and designs, assembles, sells and installs PV systems that are connected to an electricity transmission grid or those that operate on a stand-alone basis. With 200 MW of total annual production capacity in each of polysilicon ingots and wafers, PV cells and PV modules, Yingli Green Energy is currently one of the largest manufacturers of PV products in China. Additionally, Yingli Green Energy is one of the limited number of large-scale PV companies in China to have adopted vertical integration as its business model. Yingli Green Energy currently plans to gradually expand annual production capacity of polysilicon ingots and wafers, PV cells and PV modules to 400 MW by the end of 2008 and to 600 megawatts by 2010. Yingli Green Energy sells PV modules under its own brand name, Yingli Solar, to PV system integrators and distributors located in various markets around the world, including Germany, Spain, China and the United States.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, Yingli Green Energy’s business outlook for the year ending December 31, 2007, including its targets for its net revenues and PV module shipments, and Yingli Green Energy’s expectations with respect to its Phase III expansion plan and its business development in the PV markets mentioned above contain forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact
Yingli Green Energy Holding Company Limited
Director, Investor Relations
Qing Miao, +86-312-310-0502
ir@yinglisolar.com
or
Christensen
Christopher Gustafson, +1-212-618-1978
cgus@ChristensenIR.com
Christensen
Jung Chang, +852-2232-3973
jchang@ChristensenIR.com

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
Consolidated Balance Sheets
(In thousand)

	As of December 31, 2006	As of June 30, 2007
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and restricted cash	400,235	1,743,417	229,035
Accounts receivable, net	281,921	584,818	76,828
Inventories	811,746	956,660	125,678
Prepayments to suppliers	134,823	427,261	56,130
Prepaid expenses and other current assets	80,412	52,810	6,938
Deferred income taxes	3,590	5,913	777
Due from related parties	13,158	20,413	2,682

Total current assets	1,725,885	3,791,292	498,068

Prepayments to supplier	226,274	250,541	32,914
Property, plant and equipment, net	583,498	1,216,489	159,812
Land use rights	53,862	55,542	7,297
Intangible assets and goodwill, net	210,923	383,840	50,425
Investment in and advances to an affiliate	13,019	17,899	2,351

Total assets	2,813,461	5,715,603	750,867

LIABILITIES, MINORITY INTEREST, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	267,286	988,384	129,845
Borrowings from related parties	31,849	—	—
Accounts payable	123,225	215,434	28,302
Other current liabilities and accrued expenses	85,777	122,909	16,147
Advances from customers	113,638	35,439	4,656
Dividend payable	10,956	10,956	1,439
Income taxes payable	33,518	—	—
Other amounts due to related parties	1,992	2,736	359

Total current liabilities	668,241	1,375,858	180,748

Deferred income taxes	15,997	33,628	4,418
Mandatory convertible and redeemable bonds payable to Yingli Power	655,640	—	—

Total liabilities	1,339,878	1,409,486	185,166

Minority interest	387,716	629,180	82,656
Series A and B redeemable convertible preferred shares	1,017,337	—	—

Shareholders’ Equity:
Ordinary shares	4,745	9,884	1,298
Additional paid-in capital	35,342	3,608,886	474,105
Accumulated other comprehensive income	5,395	8,303	1,091
Retained earnings	23,048	49,864	6,551

Total shareholders’ equity	68,530	3,676,937	483,045

Total liabilities, minority interest, redeemable convertible preferred shares and shareholders’ equity	2,813,461	5,715,603	750,867

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARY
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)
Consolidated Income Statements
(In thousand, except for share, ADS, per share and per ADS data)

	Predecessor (Note)
	Three months ended	Three months ended	Three months ended
	June 30, 2006	March 31, 2007	June 30, 2007
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues:
Sales of PV modules	332,907	423,339	891,200	117,078
Sales of PV systems	784	139	199	26
Other revenues	5,287	5,075	9,711	1,276

Total net revenues	338,978	428,553	901,110	118,380
Cost of revenues:
Cost of PV modules sales	(212,705)	(330,365)	(687,859)	(90,365)
Cost of PV systems sales	(758)	(98)	(192)	(25)
Cost of other revenues	(4,593)	(8,480)	(8,295)	(1,090)

Total cost of revenues	(218,056)	(338,943)	(696,346)	(91,480)

Gross profit	120,922	89,610	204,764	26,900
Selling expenses	(587)	(17,371)	(24,749)	(3,252)
General and administrative expenses	(7,979)	(23,692)	(29,263)	(3,844)
Research and development expenses	(92)	(7,579)	(3,176)	(417)

Total operating expenses	(8,658)	(48,642)	(57,188)	(7,513)

Operating Income	112,264	40,968	147,576	19,387
Other income (expense):
Equity in loss of an affiliate	(119)	—	(350)	(46)
Interest expense	(9,571)	(19,180)	(20,239)	(2,659)
Interest income	452	308	210	28
Foreign currency exchange loss	(475)	(70)	(3,963)	(521)

Income before income taxes and minority interest	102,551	22,026	123,234	16,189
Income tax expenses	(16,363)	360	417	55

Income before minority interest	86,188	22,386	123,651	16,244
Minority interest	12	(14,046)	(52,023)	(6,834)

Net income	86,200	8,340	71,628	9,410

Accretion of Series A and Series B redeemable and convertible preferred shares to redemption value		(30,496)	(22,655)	(2,976)
Earnings allocated to participating preferred shareholders		—	(12,701)	(1,669)

Net income applicable to ordinary shareholders	86,200	(22,156)	36,272	4,765

Weighted average shares and ADSs outstanding
Basic		61,109,893	74,423,535	74,423,535
Diluted		61,109,893	78,875,403	78,875,403

(Loss)/earning per share and per ADS
Basic		(0.36)	0.49	0.06
Diluted		(0.36)	0.46	0.06

Note:	For financial reporting purposes, Tianwei Yingli is considered to be the predecessor of Yingli Green Energy prior to September 4, 2006, which is the date immediately proceeding the transfer of the controlling equity interest in Tianwei Yingli from Baoding Yingli Group to Yingli Green Energy. Accordingly, the consolidated income statement of Tianwei Yingli for the quarter ended June 30, 2006 is presented for comparative purpose.